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                            April 29, 2022

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed April 7, 2022
                                                            File No. 333-264168

       Dear Mr. Krubiner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2022 letter.

       Registration Statement on Form F-4

       General

   1. Please update your analysis under section 3(b)(1) of the Investment Company Act of 1940
                                                        (the    1940 Act   ) to
account for information as of December 31, 2021, including with respect to sources of
income.
   2.                                                   Please advise if you
have an opinion of counsel regarding the Company   s reliance on the
                                                        exclusion from the
definition of investment company provided by section 3(b)(1) of the
                                                        1940 Act. Please
provide the staff with a copy of such opinion of counsel.
   3.                                                   Please provide your
legal analysis addressing whether the    Risk Retention SPVs    are
 Gal Krubiner
FirstName   LastNameGal
Pagaya Technologies   Ltd.Krubiner
Comapany
April       NamePagaya Technologies Ltd.
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
            investment companies    for purposes of Section 3(a) of the 1940
Act and, if so, whether
         they rely on any relevant exclusions or exemptions under the 1940 Act. Additionally, please provide your analysis regarding whether the interests held by
the Company   s
         subsidiaries in the    Risk Retention SPVs    are securities as that
term is defined in section
         2(a)(36) of the 1940 Act.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 18

4. We note your disclosure here that the summary unaudited pro forma condensed combined statements of operations have been presented as if the Merger, PIPE Investment and the
         Transactions had been consummated on December 31, 2021. Further, we note your disclosure on page 208 that the unaudited pro forma condensed combined statements of operations have been presented as if the Merger, PIPE Investment and Transactions had
         been consummated on January 1, 2021. Please revise for consistency. Refer to SX 11-
         02(a)(6)(i)(B).
U.S. Federal Income Tax Considerations, page 159

5. We note your response to prior comment 2 and the revised disclosure. We continue to consider whether a tax opinion needs to be filed. Please revise to address the following matters.

                We direct your attention to the sentence on page 160 stating [w]e caution you to not rely on any recitals or other provisions in the Merger Agreement as
              characterizations of the anticipated tax treatment of the proposed transaction, as the facts and circumstances of the proposed transaction render this issue highly
              uncertain.    We view this statement as a disclaimer and
therefore request that you
              remove it.

                We note that the revised disclosure states on page 161 that no assurance can be
              given that at the relevant time, Pagaya and EJFA will continue to take the foregoing
              position    that the merger qualifies as a tax-free
reorganization. However, we also
              note that in the merger agreement that you state that    the
Parties shall use
              commercially reasonable efforts exercised in good faith to defend and affirm the
              Intended Tax Treatment in respect of any challenge by an applicable Governmental
              Entity.    Please revise the disclosure in the prospectus to be
consistent with the
              representation made by the parties in the merger agreement. Alternatively, please revise the disclosure to explain why no assurance can be given in light of the representation made in the merger agreement by the parties.

                Please revise the heading of the subsection on page 160 to make clear that there is uncertainty as to whether the merger will qualify as a tax-free organization under
              Section 368(a) of the Internal Revenue Code.

         Please ensure your revision explains the tax consequences such that the contents of the
 Gal Krubiner
FirstName   LastNameGal
Pagaya Technologies   Ltd.Krubiner
Comapany
April       NamePagaya Technologies Ltd.
       29, 2022
April 329, 2022 Page 3
Page
FirstName LastName
         prospectus are communicated to investors in a clear, concise and understandable manner.
         Refer to Rule 421(b) and the Note thereunder.
Security Ownership of Certain Beneficial Owners..., page 267

6. We note your response to prior comment 5 and reissue in part. Please further revise your disclosure to address the following:

                Please ensure that you have identified all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the EJFA Ordinary Shares held by Wilson Boulevard LLC, including, if applicable, any of your officers and directors that have invested in the LLC interests of the Sponsor, as referenced in footnote (3) on page 269. Please further revise to clarify, if accurate, that footnote (4)
              also references the line item for shares held by Wilson Boulevard LLC or advise.

                Please identify the members of the Board of Directors of Internet Fund VI Pte. Ltd.
              who are expected to have decision making authority with respect to the Pagaya
              Ordinary Shares held by Internet Fund VI Pte. Ltd., as referenced in footnote 5 on page 272.

                Please identify the natural persons who are expected to have decision making authority with respect to the Pagaya Ordinary Shares held indirectly by Clal
              Insurance Enterprises Holdings Ltd., as referenced in footnote 7 on page 272.

         Furthermore, we note your response to prior comment 5 that you intend to rely on information disclosed by Aristeia Capital, L.L.C. in a Schedule 13G. In your next response letter, please describe any steps you took to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by Aristeia Capital, L.L.C.
Exhibits

7. Please revise the exclusive forum provision set forth in Section 73(b) of Exhibit 3.2 identifying the competent courts in Tel Aviv, Israel as the exclusive forum for certain litigation matters to clarify whether such provision applies to actions arising under the
         Exchange Act. Please also ensure that your disclosure on pages 59, 252 and 259 states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gal Krubiner
Pagaya Technologies Ltd.
April 29, 2022
Page 4

        You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Sharon
Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202)
551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameGal Krubiner                               Sincerely,
Comapany NamePagaya Technologies Ltd.
                                                             Division of
Corporation Finance
April 29, 2022 Page 4                                        Office of Finance
FirstName LastName